Skadden, Arps, Slate, Meagher & Flom llp
1440 NEW YORK AVENUE, N.W.
DIRECT DIAL 202-371-7180 DIRECT FAX 202-661-9010 EMAIL ADDRESS BRIAN.BREHENY@SKADDEN.COM	WASHINGTON, D.C. 20005-2111 ________ TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com February 1, 2022
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Mr. Brad Skinner
Office Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
Washington, D.C. 20549

Re:	Southern Copper Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Response Dated November 12, 2021
File No. 001-14066
Dear Mr. Skinner:
On behalf of Southern Copper Corporation (the “Company”), we acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter dated January 19, 2022, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020, filed on February 26, 2021.
The comment letter requests that the Company respond within ten business days or inform the Staff when the Company will respond.  As we communicated with Ms. Diane Fritz today, we hereby request an extension to respond by no later than February 16, 2022.  This additional time will enable the necessary internal review related to the Company’s response to the comment letter.
Thank you for your consideration of our request for an extension.  If you have any questions, please do not hesitate to call me at (202) 371-7180.
Very truly yours,
/s/ Brian V. Breheny
Brian V. Breheny
Copy to Diane Fritz, Staff Accountant